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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                            For the month of May 2003


                           DELTA GALIL INDUSTRIES LTD.
                           ---------------------------
                 (Translation of registrant's name into English)

           TEXTILE BUILDING, 2 KAUFMAN STREET, TEL AVIV 68012, ISRAEL
           ----------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F    X    Form 40-F
                                  -------           -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes         No   X
                                   -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                  -----

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Attached hereto and incorporated by reference are:


       (i)    a press release dated May 13, 2003; and

       (ii) a translation of an Immediate Report filed with the Tel Aviv Stock Exchange on May 14, 2003.


This Form 6-K is hereby incorporated by reference of into (i) the Registration Statement of F-3 (Registration No. 333-12984) and (ii) three Registration Statements on Form S-8 of Delta Galil Industries Ltd. (Registration Nos. 333-12608, 333-13716 and 333-102247).




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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        Delta Galil Industries Ltd.
                                        ---------------------------
                                               (Registrant)


                                   By: /s/ Yossi Hajaj
                                       ---------------
                                   Name: Yossi Hajaj
                                   Title: Controller and Corporate Secretary


Date: May 14, 2003


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                                     DELTA
                             ---------------------
                             GALIL INDUSTRIES LTD.

                                     [LOGO]


                                                                EARNINGS RELEASE
                                                                ----------------

DELTA GALIL ANNOUNCES $0.40 EPS, $7.3 MILLION NET PROFIT FOR FIRST QUARTER 2003;
--------------------------------------------------------------------------------
        EPS $0.23, NET PROFIT $4.2 MILLION, EXCLUDING NON RECURRING ITEMS
        -----------------------------------------------------------------

       TEL AVIV, ISRAEL - MAY 13, 2003 - DELTA GALIL INDUSTRIES LTD. (NASDAQ:
DELT), the global provider of private label intimate apparel, men's underwear, socks, baby wear and leisurewear, today reported that first quarter sales increased 10 percent to $136.9 million, compared to $124.8 million in the first quarter of 2002. North America accounted for 60 percent of total first quarter sales, Europe for 34 percent and Israel for 6 percent.

       Net profit and earnings per share for the first quarter increased 297 percent and 300 percent respectively, to $7.3 million or $0.40 per share, compared to $1.8 million or $0.10 per share for the same period last year. Net profit and earnings per share for the first quarter, before non-recurring items, increased 61 percent and 64 percent respectively to $4.2 million or $0.23 per share compared to $2.6 million or $0.14 per share for the same period last year.

       In the first quarter of 2003, Delta recognized non-recurring gains of $3.1 million or $0.17 per share, compared to non-recurring losses of $0.8 million or $0.04 per share in the first quarter of 2002. The Company believes that the separate presentation of this information will allow investors to compare the performance of its continuing operations in the first quarter of 2003 with the performance of its continuing operations in the first quarter of 2002. A table is attached below detailing these non-recurring items.

       Delta's sales in North America increased 27 percent for the first quarter, totaling $81.8 million compared to $64.5 million in the first quarter of 2002.

       Sales to the US mass market increased 53 percent to $61.0 million compared to $39.8 million in the first quarter last year. This improvement is attributed to increased sales to Wal-Mart and Target.

       Dov Lautman, Chairman of Delta, commented: "We continue to grow in the US mass market and we are examining every opportunity for further increases."

       Delta's North American sales to specialty and department stores dropped 16 percent in the first quarter, totaling $20.8 million compared to $24.7 million in the first quarter of 2002.

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       Delta's sales to its largest customer, UK chain Marks & Spencer, decreased 11 percent in the first quarter, totaling $33.5 million, compared to $37.6 million in the first quarter of 2002.

       Arnon Tiberg, Delta's President and CEO, stated: "The increase in sales in the first quarter was according to the Company's annual sales plan, however sales distribution in the first quarter was not reflective of the Company's annual sales plan. The increase in sales to the US mass market was better than anticipated, while sales to Marks & Spencer were lower than projected. The decrease in sales to Marks & Spencer for the quarter was affected by the customer's decision to increase inventory in the fourth quarter, which resulted in a 30 percent increase in sales at the time, in addition to an overall decrease in Marks & Spencer's sales to its customers in the first quarter".

       Operating profit for the first quarter increased 304 percent to $10.6 million compared to $2.6 million in the first quarter of last year. Operating profit for the first quarter, before non-recurring items, increased 52 percent to $7.6 million compared to $5.0 million in the same period in 2002.

       Operating cash flow for the first quarter totaled $17.7 million compared to $1.9 million in the first quarter of 2002.

       The Board of Directors of the Company announced the distribution of a dividend of approximately $2.6 million, or $0.14 per share, for the first quarter of 2003, payable to shareholders of record on May 20, 2003.

DELTA GALIL IS A LEADING GLOBAL MANUFACTURER OF QUALITY APPAREL FOR THE MASS MARKET SOLD UNDER BRANDS SUCH AS RALPH LAUREN, DONNA KARAN, CALVIN KLEIN, HUGO BOSS AND NIKE. RECOGNIZED FOR PRODUCT INNOVATION AND DEVELOPMENT, DELTA'S PRODUCTS ARE SOLD WORLDWIDE THROUGH RETAILERS INCLUDING MARKS & SPENCER, VICTORIA'S SECRET, GAP, BANANA REPUBLIC, CARREFOUR, J. CREW, TARGET, WAL-MART AND OTHERS. HEADQUARTERED IN ISRAEL, DELTA OPERATES MANUFACTURING FACILITIES IN ISRAEL, JORDAN, EGYPT, TURKEY, EASTERN EUROPE, NORTH AND CENTRAL AMERICA, CARIBBEAN AND FAR EAST. DELTA CONCLUDED ITS U.S. IPO IN MARCH OF 1999. FOR MORE INFORMATION, PLEASE VISIT OUR WEBSITE: WWW.DELTAGALIL.COM.

(THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS AS THAT TERM IS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH STATEMENTS ARE BASED ON THE CURRENT EXPECTATIONS OF THE MANAGEMENT OF DELTA GALIL INDUSTRIES LTD. (THE COMPANY) ONLY, AND ARE SUBJECT TO A NUMBER OF RISK FACTORS AND UNCERTAINTIES, INCLUDING BUT NOT LIMITED TO CHANGES IN TECHNOLOGY AND MARKET REQUIREMENTS, DECLINE IN DEMAND FOR THE COMPANY'S PRODUCTS, INABILITY TO TIMELY DEVELOP AND INTRODUCE NEW TECHNOLOGIES, PRODUCTS AND APPLICATIONS, LOSS OF MARKET SHARE, PRESSURE ON PRICING RESULTING FROM COMPETITION, AND INABILITY TO MAINTAIN CERTAIN MARKETING AND DISTRIBUTION ARRANGEMENTS, WHICH COULD CAUSE THE ACTUAL RESULTS OR PERFORMANCE OF THE COMPANY TO DIFFER MATERIALLY FROM THOSE DESCRIBED THEREIN. FOR A MORE DETAILED DESCRIPTION OF THE RISK FACTORS AND UNCERTAINTIES AFFECTING THE COMPANY, REFER TO THE COMPANY'S REPORTS FILED FROM TIME TO TIME WITH THE SECURITIES AND EXCHANGE COMMISSION.)

CONTACTS:

AVIRAM LAHAV         DELTA GALIL INDUSTRIES LTD.        TEL: +972-3-519-3744

RACHEL LEVINE        THE ANNE MCBRIDE COMPANY           TEL: +212-983-1702

                             FINANCIAL TABLES FOLLOW